Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
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TRANSGLOBE ENERGY CORPORATION ANNOUNCES
FILING OF ITS 2005 YEAR END DISCLOSURE DOCUMENTS
TSX: "TGL" & AMEX: "TGA"

Calgary, Alberta, Thursday, March 30, 2006 - TransGlobe Energy Corporation ("TransGlobe" or the "Company") today filed its Annual Information Form (“AIF”), Audited Consolidated Financial Statements and related Management’s Discussion and Analysis for the year ended December 31, 2005 with Canadian Securities regulatory authorities on the System for Electronic Document Analysis and Retrieval (“SEDAR”). In addition, TransGlobe has filed on the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system in the United States its annual report on Form 40-F for the year ended December 31, 2005, which also includes TransGlobe’s AIF, Audited Consolidated Financial Statements and related Management’s Discussion and Analysis.

The AIF includes TransGlobe's reserves data and other oil and gas information for the period ended December 31, 2005 as required by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators. Copies of TransGlobe's AIF and disclosure documents may be accessed electronically from www.sedar.com. Copies of the annual report on Form 40-F may be accessed electronically from www.sec.gov.

TransGlobe is a growth oriented international energy company engaged in the exploration, development and production of crude oil and natural gas in the Republic of Yemen, the Arab Republic of Egypt and Alberta, Canada.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Ross Clarkson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson,	Executive Offices:
President & C.E.O.	#2500, 605 –5th Avenue, S.W.,
Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com